March 5, 2010

[BY EDGAR AND OVERNIGHT DELIVERY]

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-6010

Attn:       Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Re:                             Encision Inc.

Form 10-K for the fiscal year ended March 31, 2009

Form 10-Q for the fiscal quarter ended December 31, 2009

File No. 0-28604

Ladies and Gentlemen:

Encision Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated February 24, 2010, to Marcia McHaffie, Principal Financial Officer of the Company, regarding the Form 10-K for the fiscal year ended March 31, 2009 and the Form 10-Q for fiscal quarter ended December 31, 2009, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response (in bold).

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Critical Accounting Policies and Estimates, page 11

1.                         Comment: We note the disclosure on page 12 that you may record a “reversal” of the inventory provision in certain circumstances. We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB, both of which indicate that inventory impairment charges establish a new cost basis for impaired inventory.  Please clarify your accounting policy in your response and future filings.

Response: Each quarter, we review our estimated obsolete or unmarketable inventory for the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Based upon this review, any reductions in inventory value will increase our inventory reserve for obsolescence. To the extent that we utilize or sell the inventory, then the inventory reserve for obsolescence will decrease. We do not reduce inventory cost basis and then, in future periods, increase inventory cost basis.

In future filings, to eliminate any confusion, we will remove the sentence, “To the extent that our estimates prove to be too high, and we ultimately utilize or sell inventory previously determined to be impaired, we may record a reversal of the provision in the period of such determination.”

Item 9 (T). Controls and Procedures, page 30

2.                         Comment:  We note your disclosure that your Chief Executive Officer and the Principal Accounting Officer concluded that your disclosure controls and procedures were “effective as of March 31, 2009 in ensuring that the information required to be disclosed by us under the Exchange act is recorded, processed, summarized and reported within the time periods specified under the Exchange Act rules and forms.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the defining language in future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:  In future filings we will remove the defining language that appears after the word “effective” or, in the alternative, we will include the entire definition of “disclosure controls and procedures” as set forth in Securities Exchange Act Rule 13a-15(e).

Exhibit 31.l and 31.2

3.                         Comment:  We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting and that you refer to the registrant as a “small business issuer.”  The required certifications must be in the exact form prescribed; and, the wording of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations.  Please file an amendment to the Form 10-K that provides currently dated and signed certifications in the form set forth in Item 601 to Regulation S-K.

Response:  We have amended the certifications to conform to the exact language prescribed in Item 601(b)(31)(i) of Regulation S-K.  Please see the attached draft Form 10-K/A with amended exhibits 31.1 and 31.2, which we intend to file with the Commission.

Form 10-Q for the fiscal quarter ended December 31, 2009

Note 2.  Summary of Significant Accounting Policies, page 7

Sales Recognition, page 8

4.                         Comment:  We see from Note 11 in your audited financial statements for the fiscal year ended March 31, 2009 that you entered into a Representation Agreement commencing on April 1, 2009 under which you will receive commissions for sales of Caldera products.  Please tell us and revise future filings to disclose your accounting for commissions received from sales of Caldera products.  In addition, to the extent material, please disclose the impact of these sales on your results of operations within MD&A.

Response: For the nine months ended December 31, 2009, we received $8,237 of commissions for sales of Caldera products.  This was less than 1/10 of 1% of our total nine months sales of $9,649,587.  We believed that when we entered into the Representation Agreement with Caldera that the commissions that we would receive would be much greater that the actual amount that we did receive.  It turned out that the commissions that we received from Caldera proved to be insignificant and immaterial to our total sales.

We will disclose the impact of the Caldera Representation Agreement within the MD&A in our next filing of our Form 10-K for our fiscal year ending March 31, 2010.

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone Marcia McHaffie at 303.444.2600 or Robert Fries, who is a member of our board of directors, at 303.229.7322.  Thank you again for your time and consideration.

Very truly yours,

/s/Marcia McHaffie
Marcia McHaffie
Principal Financial Officer

cc:           John Serino (jserino@encision.com)